UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08572

TRIBUNE COMPANY
KPLR, Inc. 401(k) Plan

(Exact name of registrant as specified in its charter)

435 North Michigan Avenue
Chicago, Illinois 60611
(312) 222-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the KPLR, Inc. 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Tribune Company KPLR, Inc. 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2007	By: /s/ Chandler Bigelow
Vice President/Treasurer
Secretary and Member of the Tribune Company
Employee Benefits Committee